EXHIBIT 12.1

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in Thousands)
Earnings:
Income before income taxes, continuing operations	$135,304	$81,146	$23,379	$120,302	$81,128
Add fixed charges:
Interest expense, including amortization of debt discount and expense	56,811	52,071	16,769	15,519	15,509
Estimated interest portion of rental expense	5,180	3,922	2,865	2,542	4,522
Total fixed charges	61,991	55,993	19,634	18,061	20,031
Total earnings available for fixed charges	$197,295	$137,139	$43,013	$138,363	$101,159

Fixed charges from above:	$61,991	$55,993	$19,634	$18,061	$20,031

Ratio of Earnings to Fixed Charges	3.2	2.4	2.2	7.7	5.1

Total rent expense	$32,375	$24,510	$20,462	$23,110	$25,124
Interest factor	16%	16%	14%	11%	18%
Interest component of rental expense	$5,180	$3,922	$2,865	$2,542	$4,522